SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: April 12, 2013	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ALERT: ChipMOS’ SUBSIDIARY APPROVED TO BEGIN TRADING ON TAIWAN’S

EMERGING STOCK BOARD ON APRIL 19, 2013

Hsinchu, Taiwan, April 12, 2013 - ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS) today announced that Gre Tai Securities Market (“GTSM”) has approved the initial listing of its subsidiary ChipMOS TECHNOLOGIES INC., a Taiwan corporation (“ChipMOS Taiwan”) on Taiwan’s emerging stock board, with trading expected to begin on April 19, 2013 under the proposed stock ticker 8150. ChipMOS will continue to trade on NASDAQ under the ticker “IMOS”, with no impact to or action required by existing stockholders.

The Company and ChipMOS Taiwan, with the assistance of its underwriters, Yuanta Securities Company, Limited and Capital Securities Corp., will continue to work towards satisfying eligibility requirements for listing ChipMOS Taiwan on the Taiwan Stock Exchange (“TSE”) in the second quarter of 2014. Whether requirements can be satisfied for the continued listing on Taiwan’s emerging stock board or the initial listing on the TSE depends in part on market conditions and other factors not within the control of the Company or ChipMOS Taiwan, including needed regulatory approvals. Even if ChipMOS Taiwan receives these approvals, it does not guarantee it will be able to satisfy other requirements. For these reasons there can be no assurance that ChipMOS Taiwan’s shares will continue to trade on Taiwan’s emerging stock board or that ChipMOS Taiwan will be listed on the TSE.

The details concerning Company’s Board of Directors approval of listing plans for ChipMOS Taiwan were announced in a press release issued by the Company on March 18, 2013.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “This is another important step forward for us in our plan to both streamline our corporate structure and to further enhance our global profile to the benefit of ChipMOS and our investors.”

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.